FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact Announcement dated December 23, 2011

MATERIAL FACT ANNOUNCEMENT

Further to the material fact announcements dated December 2 and 13, 2011 (registration numbers 154,341 and 154,659), and in accordance with section 5.1.9 of the securities note registered with the Spanish Comisión Nacional del Mercado de Valores on December 13, 2011, Banco Santander announces that the period for accepting the repurchase offer of preference shares (Participaciones Preferentes Serie X) and for the subscription of the capital increase addressed to acceptors of such repurchase offer has ended today (the “Repurchase Offer” and the “Capital Increase”, respectively).

The issue price of the shares object of the Capital Increase shall be 5.686 euros, the value corresponding to the arithmetic mean of the average weighted prices of Banco Santander shares between 14 and 23 December 2011, both inclusive. Accordingly, the number of common shares object of the Capital Increase is 345,693,936, with a total nominal value of 172,846,968 euros.

In the coming days notice will be given of the preference shares that have accepted the Repurchase Offer and, therefore, the number of common shares actually subscribed in the Capital Increase. It is envisaged that the repurchase of preference shares and the paying up of the common shares subscribed shall take place on December 30, 2011.

Boadilla del Monte (Madrid), December 23, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 27, 2011	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President